United States securities and exchange commission logo





                             May 18, 2021

       Suresh Venkatachari
       Chief Executive Officer
       Healthcare Triangle, Inc.
       4309 Hacienda Dr., Suite 150
       Pleasanton, CA 94588

                                                        Re: Healthcare
Triangle, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 19,
2021
                                                            CIK No. 0001839285

       Dear Mr. Venkatachari:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Confidentially Submitted on April 19, 2021

       Prospectus Summary, page 4

   1. To provide context to the discussion of your business, please disclose that the majority of your revenue is
generated by your full-time employees who provide managed services to your clients. Disclose,
as you do on page 47, that you are in the early stages of marketing your SaaS offerings
like DataEz and Readabl.AI. Discuss the stage of development of your CloudEz, DataEz
and Readabl.AI platforms, including when they became
                                                        commercially available
and the percentage of revenues you have generated from them for the periods presented
in your financial statements.
 Suresh Venkatachari
FirstName
Healthcare LastNameSuresh Venkatachari
           Triangle, Inc.
Comapany
May        NameHealthcare Triangle, Inc.
     18, 2021
May 18,
Page 2 2021 Page 2
FirstName LastName
2.       Please provide more information about the following statements on page
7:

                You disclose that the company has several Fortune 500 clients in both the healthcare and life sciences industries. Please clarify the significance of highlighting these customers in the prospectus summary. To provide context, disclose the percentage of revenue generated from these Fortune 500 clients for each period presented.

                You disclose that you were rated by Solutions Review as one of the elite 21 next-
              generation AWS-managed services providers. Please clarify when this review was conducted and how the companies were chosen and rated.

                You provide data about expected healthcare spending in the U.S. Please clarify whether this is spending by consumers. Further clarify how this healthcare spending relates to potential spending by healthcare delivery organizations and life sciences organizations on your software products and services.
Impacts of the COVID-19 Pandemic, page 44

3. We note that your prospectus includes general disclosures about COVID-19 and its impact. Please revise here or elsewhere to disclose the specific impacts, both positive and negative, that COVID-19 has had on your operations and relevant metrics, including a description of any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on revenue or results of operations. Refer to CF
         Disclosure Guidance: Topic No. 9A for additional guidance. Management's Discussion and Analysis of Financial Conditions and Results of Operations
Components of Results of Operations, page 48

4. We note your disclosure that you operate in three segments: Software Services, Managed
         Services and Support, and Platform Services. However, you present financial performance about profit by Life Sciences and Healthcare divisions. Please revise to discuss significant components of revenue and expenses along your reportable segments as determined under ASC 280. Segment analysis is usually necessary to enable a reader to understand the consolidated amounts. See Item 303(a)(3)(i) of Regulation S-
         K and Section III.D of SEC Release No. 33-6835.
Results of Operations, page 51

5. You disclose that your top five customers in 2020 accounted for 86% of your revenues.
         Please disclose the percentage of revenues generated from each of your top five customers. Disclose whether you expect to continue to generate material amounts of revenues from these same customers. If so, disclose the terms of any material agreements and the types of services provided under the agreements.
 Suresh Venkatachari
FirstName
Healthcare LastNameSuresh Venkatachari
           Triangle, Inc.
Comapany
May        NameHealthcare Triangle, Inc.
     18, 2021
May 18,
Page 3 2021 Page 3
FirstName LastName
Control Matters and Policies, page 65

6. Disclosure pursuant to Item 307 of Regulation S-K is not required by Form S-1. Please clarify why you are providing this information and who you are referencing as your
         "Chief Financial Officer." To the extent you retain this information, disclose when you would be required to comply with the disclosure requirements of Item 307 of Regulation
         S-K as an emerging growth company.
Management, page 75

7. Please include Mr. Suresh Venkatachari's positions at SecureKloud Technologies Ltd. in his business experience.
Principal Stockholders, page 81

8. You disclose that you are excluding shares which may be issued upon conversion of the
         Promissory Notes. Please clarify if you are referring to the Convertible Promissory Notes and whether this also includes the shares underlying the warrants issued in connection with the Convertible Promissory Notes. If so, explain why you are excluding these shares in light of the fact that the notes will be convertible and the warrants will be exercisable prior to the offering based upon the IPO price. Exclusive Forum, page 85

9. We note that your forum selection provision identifies a state court located within the
         State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose that this provision does not apply to any actions arising under the
         Securities Act and the Exchange Act, as is set forth in Article VII of your articles of incorporation.
Consolidated Statements of Income, page F-4

10. Since cost of revenue excludes charges for depreciation and amortization, please revise the caption of the line item to read "Cost of revenue (exclusive of depreciation and amortization shown separately below)" and delete the line item for Gross Profit. Refer to the guidance in SAB Topic 11:B.
Note 1. Organization and Description of Business, page F-7

11. We note you are a direct, wholly-owned subsidiary of SecureKloud Technologies, Inc.
         Please confirm that the statements of operations include all expenses incurred by
         SecureKloud on your behalf. If the costs include allocations from SecureKloud, disclose the allocation method used in the notes to the financial statements along with
         management   s assertion that the method used is reasonable. Since
agreements with related
         parties are by definition not at arm   s length and may be changed at
any time, please also
         disclose, if practicable, an estimate of what the expenses would have been on a stand-
 Suresh Venkatachari
FirstName
Healthcare LastNameSuresh Venkatachari
           Triangle, Inc.
Comapany
May        NameHealthcare Triangle, Inc.
     18, 2021
May 18,
Page 4 2021 Page 4
FirstName LastName
         alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See SAB
         Topic 1.B.1.
12.      We note your disclosure on page 48 that you operate in three segments:
Software
         Services, Managed Services and Support, and Platform Services. Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, legal entity, or a combination of factors and whether operating segments have been aggregated). Please also revise the notes to your financial statements to include the disclosures required by ASC 280-10-50, as applicable.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

13. In order to better understand the nature of the services transferred in your arrangements, please revise to clearly identify the nature of the performance obligations specified in your contracts for Software Service revenues. For example, identify and describe in further detail your typical contractual service obligations that are transferred in your strategic advisory, implementation and development services. Also, clarify and explain the contractual provisions in your strategic advisory, implementation and development service arrangements that result in multiple performance obligations, including judgments made concerning the timing of satisfaction and in the allocation of the transaction price, if any. Refer to ASC 606-10-50-12 and 606-10-50-17.
14. Please expand your disclosure to present disaggregated revenue by categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5 through 50-7 and ASC 606-10-55-
         89 through 55-91.
Note 5. Intangible Assets, page F-12

15. Please revise the "Intangibles due to acquisitions" line item to separately identify the intangibles and related balances by type. For intangible assets that have limited useful lives, please disclose the shorter of their useful or legal lives.
Note 7. Due to Related Party, page F-12

16. We note that certain arrangements with your Parent such as the Master Services, Shared
         Services, and Rental Sub-Lease Agreements have been discussed on page 82 of the registration statement under the heading "Certain Relationships and Related-
         Party Transactions" but have not been disclosed in your financial statements as required by ASC 850-10-50. Please revise the notes to your financial statements to disclose the nature and significant terms of all related party transactions. You may also refer to SAB Topic 5T.
 Suresh Venkatachari
Healthcare Triangle, Inc.
May 18, 2021
Page 5
Note 8. Business Combination, page F-13

17. We note you acquired from your Parent the health life sciences business and Cornerstone
       Advisory Services LLC in 2020. We also note these business acquisitions were transactions between entities under common control. Accordingly, please revise to include financial statements for the period of transfer and comparative financial statements for prior years that reflect these transactions. Refer to ASC 805-50-45-2 through 45-5. Also, ensure that your financial statement footnotes include the disclosures required by ASC
       805-50-50-3.
18. Please revise your "Basis of consolidated financial statements" accounting policy on page
       F-8 to explain how your basis of presentation complies with ASC 805-50-30-5 and 805-
       50-45-2 through 45-5.
General

19. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at 202-551-4969 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameSuresh Venkatachari
                                                             Division of
Corporation Finance
Comapany NameHealthcare Triangle, Inc.
                                                             Office of
Technology
May 18, 2021 Page 5
cc:       Ross Carmel
FirstName LastName